SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30191]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

August 31, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of August 2012. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 25, 2012, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-8010.

Dreyfus Connecticut Municipal Money Market Fund Inc. [File No. 811-6014]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 28, 2012, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of approximately $922 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on August 15, 2012.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Morgan Stanley Special Growth Fund [File No. 811-6711]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Morgan Stanley Institutional Fund, Inc. and, on November 14, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $203,828 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on June 13, 2012, and amended on July 31, 2012.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Thirty Eight Hundred Fund LLC [File No. 811-22158]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has a single beneficial owner, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on July 9, 2012, and amended on August 27, 2012.

Applicant's Address: 3800 Howard Hughes Parkway, Suite 900, 605 Third Ave., 2nd Floor, Las Vegas, NV 89169-0925.

Separate Account II of Integrity Life Insurance Company [File No. 811-7134]
Separate Account II of National Integrity Life Insurance Company [File No. 811-7132]
Western-Southern Life Assurance Company Separate Account 2 [File No. 811-8550]

Summary: Each Applicant seeks an order declaring that it has ceased to be an investment company. Each Applicant is a registered separate account that is organized as a unit investment trust. The management of each Applicant's depositor gave final authorization for the consolidation of the applicable Applicant with another registered separate account of the depositor on October 19, 2011. Each depositor bore all of the applicable merger expenses. Applicants have no assets, debts or any other liabilities. Applicants are not parties to any litigation or administrative proceeding and are not engaged in or intending to engage in any business activities.

Filing Dates: Each Applicant's application was filed on June 28, 2012 and amended on August 17, 2012.

Applicants' Address: 400 Broadway, Cincinnati, OH 45202.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary